Simpson Thacher & Bartlett LLP

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Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

December 20, 2021

VIA EDGAR

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Logan Ridge Finance Corporation

Shelf Registration Statement on Form N-2, File No. 333-260208

Dear Ms. Browning:

On behalf of Logan Ridge Finance Corporation (the “Company”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 12, 2021, December 13, 2021 and December 14, 2021 relating to the above-referenced registration statement on Form N-2 originally filed with the Commission on October 13, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	Please confirm supplementally that the Company will file a legality of shares opinion with each prospectus supplement that is filed related to the Registration Statement.

The Company confirms that it will file a legality of shares opinion as an exhibit in each prospectus supplement filing.

2.	In accordance with Item 1.1(j) on Form N-2, please include a cross reference to the leverage risk factor on the cover page of the Registration Statement where it says “including risk of leverage.”

The Company has incorporated the requested revision.

Securities and Exchange Commission	December 20, 2021

3.	Please supplementally represent that the Company will include 10 years of financial highlights in its next Form 10-K filing.

The Company respectfully declines to include 10 years of financial highlights in its next Form 10-K filing because this information is adequately incorporated by reference in the Registration Statement.

General Instruction 3 to Item 4 of Form N-2 requires the Company to provide financial highlights for each of the last 10 fiscal years and General Instruction 8 to Item 4 requires that at least the latest five fiscal years of the financial highlights must be audited.. To ensure that the Company complies with each General Instruction, the Company has incorporated by reference not only its most recent Form 10-K, but also the Financial Highlights included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 27, 2018. Accordingly, the Company has met the requirement to include 10 years of financial highlights. Further, since the Company is eligible to forward incorporate by reference, the combination of its most recent Form 10-K and the aforementioned additional financial highlights section incorporated by reference into the base prospectus ensures that the Company will be in compliance with the 10 year requirement on a go forward basis.

The Company further notes that Instruction 4.b to Item 24 states, “Every annual report to shareholders required by Section 30(e) of the Investment Company Act and Rule 30e-1 thereunder shall contain the following information: the financial highlights required by Item 4.1 of this Form, for the five most recent fiscal years, with at least the most recent year audited…” (emphasis added.) Instruction 5.b to Item 24 has a similar requirement for semi-annual reports. Accordingly, Form N-2 does not require 10 years of financial highlights in annual reports to shareholders required by Section 30(e) of the Investment Company Act and Rule 30e-1 thereunder. The Company also notes that business development companies are not required to prepare annual reports pursuant to Section 30(e) of the Investment Company Act and Rule 30e-1 thereunder. Therefore, Instruction 4.b to Item 24 does not apply to business development companies.

FASB ASC 946-205-45-1 requires that registered investment companies include five years of financial highlights in their financial statements and that nonregistered investment companies include financial highlights for the most recent period in their financial statements. The Company, as a business development company that is not a registered investment company, acknowledges that much of the guidance related to registered investment companies is often applied in practice to business development companies, even where such guidance does not directly apply to business development companies. In this regard, the Company is familiar with the minutes of the AICPA’s Investment Companies Expert Panel meeting on September 8, 2011, which expressed the views of the Expert Panel that business development companies present five years of financial highlights in their financial statements. In accordance with this guidance, the Company presents five years of financial highlights in its Form 10-K.

4.

In the section titled “Prospectus Summary,” please clarify the investment strategies and risk factors that the Company considers principal (see Item 3.2 in Form N-2 for the type of disclosure that should be included in a prospectus summary). Please consider using headings to indicate which investment strategies and risk factors are considered principal vs. any that are considered non-principal.

The Company has incorporated the requested revision.

Securities and Exchange Commission	December 20, 2021

5.	In the Prospectus Summary section, please specify if the investment strategies and risk factors incorporated by reference are principal investment strategies and risk factors for the Company.

The Company has incorporated the requested revision.

6.

In the section titled “Risk Factors,” please clarify which risk factors the Company considers principal and which risk factors the Company considers non-principal (see Item 8.3(a) and Item 8.4 in Form N-2).

The Company has incorporated the requested revision.

7.	On page 38 of the Registration Statement, please update the fourth footnote to include the Company’s updated name.

The Company has incorporated the requested revision.

8.	In the section titled “Dividend Reinvestment Plan,” please include a hyperlink to the plan that is incorporated by reference to the Company’s 10-K.

The Company has incorporated the requested revision.

9.	Please revise Item 34 in the Part C to be as stated in Form N-2.

The Company has incorporated the requested revision.

10.

Please confirm that the opinions being filed with the Amended Registration Statement are in compliance with Division of Corporate Finance Staff Legal Bulletin No. 19, issued October 14, 2011. Specifically, please confirm if the opinions will comply with Section IV of Staff Legal Bulletin No. 19 that requires that counsel consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and being named in the registration statement.

The Company confirms that the opinions being filed with the Amended Registration Statement are in compliance with Division of Corporate Finance Staff Legal Bulletin No. 19. The opinions being filed do not include language related to consenting to “prospectus discussion of such opinion” because such opinions are not discussed in the Amended Registration Statement. Because the opinions are not discussed in the Amended Registration Statement, the prospectus discussion consent is not applicable.

11.

Please update the “Portfolio Companies” section and the Interim Financial Statements incorporated by reference in the Part C to information as September 30, 2021 since 10-Q was filed on November 10, 2021.

The Company has incorporated the requested revisions.

Securities and Exchange Commission	December 20, 2021

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda Christopher P. Healey

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